Final Pricing Sheet No. U537

To the Underlying Supplement dated June 24, 2010,

Product Supplement No. U-I dated October 18, 2010,

Prospectus Supplement dated March 25, 2009 and

Prospectus dated March 25, 2009

BAH 1172

Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 November 15, 2011

$1,000,000 High/Low Coupon Callable Yield Notes due November 19, 2012 Linked to the Performance of the S&P 500® and the Index Russell 2000© Index

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through its Nassau Branch
Principal Amount:	USD $1,000,000
Underlyings:	Underlying	Ticker	Initial Level	Knock-In Level
	S&P 500® Index	SPX	1257.81	679.2174
	Russell 2000© Index	RTY	743.08	401.2632
Trade Date:	November 15, 2011
Issue Date:	Expected to be November 18, 2011
Valuation Date†:	November 14, 2012
Maturity Date†:	November 19, 2012
Offering Price:	$1,000 per security (100%).
Initial Level:	For each Underlying, as set forth in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Applicable Rate:

•     If a Knock-In Event does not occur, the Applicable Rate will be 14.0% per annum.

•     If a Knock-In Event occurs during any monthly Observation Period, the Applicable Rate for the corresponding monthly interest period and each subsequent monthly interest period will be 1.0% per annum.

Interest Payment Dates:	Unless redeemed earlier, interest will be paid monthly in arrears at the Applicable Rate on December 19, 2011, January 18, 2012, February 21, 2012, March 19, 2012, April 18, 2012, May 18, 2012, June 18, 2012, July 18, 2012, August 20, 2012, September 18, 2012, October 18, 2012, and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.
Early Redemption:	Prior to the Maturity Date, the Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date scheduled to occur on or after December 19, 2011, upon notice on or before the relevant Early Redemption Notice Date at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.
Early Redemption Notice Dates:	Notice of Early Redemption will be provided prior to the relevant Interest Payment Date on December 14, 2011, January 12, 2012, February 15, 2012, March 14, 2012, April 13, 2012, May 15, 2012, June 13, 2012, July 13, 2012, August 15, 2012, September 13, 2012, or October 15, 2012, as applicable.
Knock-In Level:	The Knock-In Level for each Underlying is as set forth in the table above.
Knock-In Event:	A Knock-In Event occurs if the closing level of either Underlying is less than or equal to its Knock-In Level on any trading day for that Underlying during any Observation Period.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Observation Periods:	There are 12 Observation Periods. The first monthly Observation Period will be from but excluding the Trade Date to and including the first Observation Date. Each subsequent monthly Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.
Observation Dates†:	December 14, 2011, January 12, 2012, February 15, 2012, March 14, 2012, April 13, 2012, May 15, 2012, June 13, 2012, July 13, 2012, August 15, 2012, September 13, 2012, October 15, 2012,, and the Valuation Date
Redemption Amount:

The Redemption Amount you will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:

•  If a Knock-In Event occurs during any Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities. Therefore, unless the Final Level of each of the Underlyings is greater than or equal to its Initial Level, the Redemption Amount will be less than the principal amount of the securities and you could lose your entire investment.

•  If a Knock-In Event does not occur during any Observation Period, the Redemption Amount will equal the principal amount of the securities you hold.

Any payment an investor will be entitled to receive at maturity is subject to the Issuer’s ability to pay its obligations as they become due.

Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows: Final Level – Initial Level; subject to a maximum of zero Initial Level
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546THG9 and US22546THG9
Underwriting Discounts and Commissions:	0.25% or $2.50 per $1,000 security.
Referral fees:	0.75% or $7.50 per $1,000 security.

† The determination of the closing level for each Underlying on each Observation Date, other than the Valuation Date, is subject to postponement if such date is not a trading day for such Underlying or as a result of a market disruption event in respect of such Underlying, as described in herein under “Market Disruption Events.” The Valuation Date is subject to postponement in respect of each Underlying if such date is not an underlying business day for such Underlying or as a result of a market disruption event in respect of such Underlying, as described in the accompanying product supplement under “Description of the Securities—Market disruption events”. The Interest Payment Dates including the Maturity Date are subject to postponement, each as described herein, if such date is not a business day or if the determination of the closing level for any Underlying on the corresponding Observation Date or the Valuation Date, as applicable, is postponed because such date is not a trading day or an underlying business day for any Underlying, as applicable, or as a result of a market disruption event in respect of any Underlying.Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Market Disruption Events

If the calculation agent determines that on any Observation Date, other than the Valuation Date, a market disruption event (as defined in the accompanying product supplement under “Description of the Securities—Market disruption events”) exists in respect of any Underlying or if such day is not a trading day (as defined in the accompanying product supplement under “Description of the Securities—Definitions”) for any Underlying, then the determination of the closing level for such Underlying on such Observation Date will be postponed to the first succeeding trading day for such Underlying on which the calculation agent determines that no market disruption event exists in respect of such Underlying, unless the calculation agent determines that a market disruption event exists in respect of such Underlying on each of the five trading days for such Underlying immediately following such Observation Date. In that case, the closing level for such Underlying on such Observation Date will be determined as of the fifth succeeding trading day for such Underlying following such Observation Date (such fifth trading day, the “calculation date”), notwithstanding the market disruption event in respect of such Underlying, and:

•	if a market disruption event has occurred and is continuing with respect to the reference index, the calculation agent will determine the closing level for the reference index on that calculation date in accordance with the formula for and method of calculating the reference index last in effect prior to the commencement of the market disruption event in respect of the reference index using exchange traded prices on the relevant exchanges (as determined by the calculation agent in its sole discretion) or, if trading in any component comprising the reference index has been materially suspended or materially limited, its good faith estimate of the prices that would have prevailed on such exchanges (as determined by the calculation agent in its sole discretion) but for the suspension or limitation, as of the valuation time on that calculation date, of each component comprising the reference index (subject to the provisions described under “Description of the Securities—Changes to the calculation of a reference index” in the accompanying product supplement); and

•	if a market disruption event has occurred and is continuing with respect to the reference fund, the calculation agent will determine the closing level for the reference fund on that calculation date using its good faith estimate of the settlement prices of the reference fund that would have prevailed on the relevant exchange for the reference fund but for the occurrence of a market disruption event (subject to the provisions described under “Description of the Securities—Changes to the calculation of a reference fund” in the accompanying product supplement).

The determination of the closing level for each Underlying not affected by a market disruption event on an Observation Date (other than the Valuation Date) or by an Observation Date (other than the Valuation Date) not being a trading day for such Underlying will occur on such Observation Date. The Valuation Date for any Underlying not affected by a market disruption event will be the scheduled Valuation Date for such Underlying.

If the determination of the closing level for any Underlying on an Observation Date other than the Valuation Date is postponed as a result of a market disruption event as described above to a date on or after the corresponding Interest Payment Date, then such corresponding Interest Payment Date will be postponed to the business day following the latest date to which such determination is so postponed for any Underlying.

If the Valuation Date for any Underlying is postponed as a result of a market disruption event as described in the accompanying product supplement or because the scheduled Valuation Date is not an underlying business day for any Underlying, then the Maturity Date will be postponed to the fifth business day following the latest Valuation Date for any Underlying.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.